Blackstone / GSO Senior Floating Rate Term Fund
280 Park Avenue
11th Floor
New York, NY 10017

May 21, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549
Attn.: Mr. Larry L. Greene, Senior Counsel

Re:        Blackstone / GSO Senior Floating Rate Term Fund

Registration Statement on Form N-2, File Nos. 333-165353 and 811-22393

Ladies and Gentlemen:

Blackstone / GSO Senior Floating Rate Term Fund (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Standard Time, on May 25, 2010, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Sarah Cogan of Simpson Thacher & Bartlett LLP at (212) 455-3375.

Very truly yours,

Blackstone / GSO Senior Floating Rate Term Fund

By:	/s/ Marisa J. Beeney
	Name:	Marisa J. Beeney
	Title:	Chief Compliance Officer, Chief Legal Officer and Secretary

Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith

Incorporated

UBS Securities LLC
Wells Fargo Securities, LLC

on behalf of the several Underwriters

c/o Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036

c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

c/o Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park
New York, New York 10036

c/o UBS Securities LLC
299 Park Avenue
New York, New York 10171

c/o Wells Fargo Securities, LLC
375 Park Avenue
New York, New York 10152

VIA EDGAR

May 21, 2010

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Mailstop 4720, Washington, D.C. 20549
Attn.: Mr. Larry L. Greene, Senior Counsel

Blackstone / GSO Senior Floating Rate Term Fund
Registration Statement on Form N-2
File Nos. 333-165353 and 811-22393

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act Rules”) we on behalf of the several underwriters wish to advise you that distribution of the amended Registration Statement on Form N-2 as filed on April 30, 2010 and the Preliminary Prospectus dated April 30, 2010 began on May 3, 2010 and is expected to conclude at approximately 5:00 p.m., May 24, 2010, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 85,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the 1933 Act Rules, the undersigned, on behalf of the underwriters of the offering of common shares of 811-22393 (the “Fund”), hereby join in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Standard Time, on May 25, 2010, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. INCORPORATED
CITIGROUP GLOBAL MARKETS INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
UBS SECURITIES LLC
WELLS FARGO SECURITIES, LLC

on behalf of the several Underwriters

By:	MORGAN STANLEY & CO. INCORPORATED

/s/ John Dickinson
By:	Name:	John Dickinson
	Title:	Vice President

By:	CITIGROUP GLOBAL MARKETS INC.

/s/ Kevin Deignan
By:	Name:	Kevin Deignan
	Title:	Managing Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

/s/ Michele H. Allong
By:	Name:	Michele H. Allong
	Title:	Authorized Signatory

By:	UBS SECURITIES LLC

/s/ Todd Reit
By:	Name:	Todd Reit
	Title:	Managing Director

/s/ John Key
By:	Name:	John Key
	Title:	Managing Director

By:	WELLS FARGO SECURITIES, LLC

/s/ Jerry Raio
By:	Name:	Jerry Raio
	Title:	Managing Director